EXHIBIT 99.1

China Hydroelectric Corporation Announces the Closing of the Sale
of its 16 MW Yuanping Hydroelectric Power Project

Company had previously announced the execution of a definitive agreement to sell the Yuanping hydroelectric power project.

NEW YORK, Mar. 23 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced that it has closed the previously announced sale of 100% of the Yuanping hydroelectric power project, a 16 megawatt (“MW”) project located in Fujian province, for total consideration of $22.2 million, resulting in $11.3 million net proceeds to the Company after the assumption of debt by Mr. You Lang Fei, the eventual buyer.

The Company had previously announced the sale of the Yuanping hydroelectric power project on December 6, 2011. This sale of 16 MW of operating capacity decreases the Company’s total installed capacity to 547.8 MW.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. Following this transaction announced above, the Company owns 26 operating hydropower stations in China with total installed capacity of 547.8 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China , and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2011 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

China Hydroelectric:	Investor relations firm:

John E. Donahue, VP of Investor Relations	Scott Powell, Senior Vice President
China Hydroelectric Corporation	MZ Group
Phone: +1-646-467-9810	Phone: +1-212-301-7130
Email: john.donahue@chinahydroelectric.com	Email: scott.powell@mzgroup.us